October 22, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Michael Johnson, Staff Attorney

Re:	InfoSpace, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 000-25131
Definitive Proxy Statement
Filed April 1, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 6, 2008

Dear Ms. Jacobs and Mr. Johnson:

InfoSpace, Inc. (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated October 14, 2008 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, its Definitive Proxy Statement filed on April 1, 2008, and its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2008. The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. Per the discussion on October 21, 2008, between Mr. Johnson of the Staff and me, the Company respectfully requests an additional ten (10) business days to respond to the Comment Letter. Mr. Johnson indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than November 11, 2008.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 201-6100.

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

INFOSPACE, INC.

/s/ Alejandro C. Torres
Alejandro C. Torres
General Counsel and Secretary